Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

Vista Outdoor Board of Directors Unanimously Recommends CSG Transaction and Rejects Last Proposal from MNC Capital

CSG Transaction Represents Valuation ~$250 Million Higher Than Implied Valuation of MNC’s Last Proposal for The Kinetic Group

Private Equity Firm Partnered with MNC Approached Vista Outdoor Without the Participation of MNC; Vista Outdoor Board in Active Discussions with Private Equity Firm Regarding Sale of Revelyst

CSG Transaction Delivers Increased Cash Consideration, Plus Opportunity to Participate in Upside Potential of Revelyst and Potential Change of Control Premium

Vista Outdoor Urges Stockholders to Vote FOR CSG Transaction at September 27th Special Meeting to be Able to Close Ahead of October 15th Termination Date

ANOKA, Minn. -- September 18, 2024 -- Vista Outdoor Inc. (“Vista Outdoor”, the “Company”) (NYSE: VSTO) today announced that its Board of Directors unanimously recommends stockholders vote for the transaction with Czechoslovak Group a.s. (“CSG”) to acquire The Kinetic Group and invest in Revelyst (the “CSG Transaction”), and unanimously rejects the last proposal from MNC Capital (“MNC”).

Board Determination Follows Robust Process that Yielded Compelling Stockholder Value

The Board has been steadfast in its commitment to maximize value for Vista Outdoor stockholders and has consistently taken actions to achieve this goal. After the Company announced its intention to separate Revelyst and The Kinetic Group in May 2022, the Board undertook a thorough process to unlock stockholder value, engaging with 26 counterparties that were each given fair and full consideration. Over the past six weeks as part of its subsequent review of strategic alternatives, Vista Outdoor engaged in discussions with multiple interested parties, including extensively negotiating with both MNC and CSG to deliver superior value to stockholders.

Ultimately, CSG agreed to acquire The Kinetic Group for $2.15 billion, which is ~$250 million higher than the implied valuation of MNC’s last proposal, and agreed to purchase shares representing 7.5% of standalone Revelyst for $150 million, valuing Revelyst at $2.0 billion. At the closing of the CSG Transaction, Vista Outdoor stockholders will receive $28 in cash per share and one share of Revelyst common stock for each share of Vista Outdoor common stock.

Board In Active Discussions with the Private Equity Firm Partnered with MNC (the “Private Equity Firm”) to Separately Acquire Revelyst

On September 15, the Private Equity Firm partnered with MNC reached out to Vista Outdoor. The Company has subsequently been in active dialogue with the Private Equity Firm regarding a potential acquisition of Revelyst, separate from MNC. While no agreement has been reached, the Board will continue its discussions with the Private Equity Firm. An agreement could be reached in conjunction with or independent of the CSG Transaction.

The Board is confident that the CSG Transaction, which crystallizes value for the Kinetic Group that is ~$250 million higher than the value implied in MNC’s last proposal and enables stockholders to retain the ability to realize a potential change of control premium for Revelyst (including if an agreement is reached with the Private Equity Firm), is the optimal path to deliver the highest value to Vista Outdoor stockholders.

CSG Transaction Delivers Significant Cash Consideration and Upside Potential in Revelyst

The CSG Transaction, which can be terminated after October 15, delivers significant and immediate cash consideration to stockholders. At the closing of the CSG Transaction, Vista Outdoor stockholders will receive $28 in cash per share and one share of Revelyst common stock for each share of Vista Outdoor common stock, providing stockholders the opportunity to participate in the upside potential of Revelyst. Following the closing of the CSG Transaction, Revelyst also plans to establish an initial $50 million share repurchase program.

Vista Outdoor and CSG have received all regulatory approvals required under the merger agreement and are prepared to close the CSG Transaction in October, subject to receipt of stockholder approval and satisfaction of other customary closing conditions.

Board Unanimously Rejects MNC’s Proposal That Undervalues Vista Outdoor

Over the past six weeks, Vista Outdoor has provided MNC with access to almost 900 documents, complied with ~270 data requests and held 12 diligence meetings. Throughout Vista Outdoor’s entire engagement with MNC, MNC has been provided access to ~5,800 documents, received responses to ~1,300 data requests and participated in over 50 diligence meetings.

After this extensive engagement with MNC, Vista Outdoor received a revised proposal from MNC to acquire the Company for $43 in cash per share. Following consultation with its financial and legal advisors, the Board has unanimously rejected this last MNC proposal and determined that it would not be more favorable to Vista Outdoor stockholders from a financial point of view than the CSG Transaction.

MNC’s proposal undervalues the Company and deprives the Company’s stockholders of the value opportunity Revelyst presents as a standalone company.

MNC’s proposal implies an enterprise value of ~$1.9 billion for The Kinetic Group and ~$1.2 billion for Revelyst.1 In comparison, the CSG Transaction represents an enterprise value of $2.15 billion for The Kinetic Group and an investment in Revelyst at a value of $2.0 billion.

Vista Outdoor urged MNC to provide its best and final proposal by Tuesday, September 17, but MNC failed to provide an improved offer.

Strong Momentum Underway at Revelyst

Revelyst’s GEAR Up transformation program is on track to deliver value in line with prior guidance. Revelyst expects to double Adjusted EBITDA sequentially for the quarter and for the full year, with a clear path to $100 million in run-rate cost savings by fiscal year 2027 and mid-teens EBITDA margin long-term. Revelyst is also gaining market share in its key categories through new product and partnership launches.

Urges Stockholders to Vote FOR the CSG Transaction to Secure
Significant Value Now

After October 15, the merger agreement with CSG can be terminated. Therefore, Vista Outdoor urges stockholders to vote for the CSG Transaction at the fast-approaching special meeting of stockholders on September 27 to lock in the value of the CSG Transaction that:

●	Delivers significant cash consideration of $28 per share;
●	Represents ~$250 million more in value for The Kinetic Group than MNC’s last proposal;

1 Represents implied enterprise values based on information submitted to Vista Outdoor as part of MNC’s last proposal.

●	Results in a transaction closing in October, given all required regulatory approvals have been received; and
●	Provides the opportunity for Vista Outdoor stockholders to participate in the upside potential of Revelyst and a potential change of control premium.

The Board of Directors unanimously recommends Vista Outdoor stockholders vote “FOR” the CSG Transaction at the upcoming special meeting of stockholders, which will be held at 9:00 am (Central Time) on September 27, 2024.

The Company today also filed a related investor presentation with the U.S. Securities and Exchange Commission (the “SEC”). Additional information can be found in Vista Outdoor’s proxy statement/prospectus and the supplements thereto filed with the SEC, including the most recent supplement to the proxy statement/prospectus filed today.

Morgan Stanley & Co. LLC is acting as sole financial adviser to Vista Outdoor and Cravath, Swaine & Moore LLP is acting as legal adviser to Vista Outdoor. Moelis & Company LLC is acting as sole financial adviser to the independent directors of Vista Outdoor and Gibson, Dunn & Crutcher LLP is acting as legal adviser to the independent directors of Vista Outdoor.

About Vista Outdoor Inc.

Vista Outdoor (NYSE: VSTO) is the parent company of more than three dozen renowned brands that design, manufacture and market sporting and outdoor products. Brands include Bushnell, CamelBak, Bushnell Golf, Foresight Sports, Fox Racing, Bell Helmets, Camp Chef, Giro, Simms Fishing, QuietKat, Stone Glacier, Federal Ammunition, Remington Ammunition and more. Our reporting segments, Outdoor Products and Sporting Products, provide consumers with a wide range of performance-driven, high-quality and innovative outdoor and sporting products. For news and information, visit our website at www.vistaoutdoor.com.

Forward-Looking Statements

Some of the statements made and information contained in this press release, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; risks related to the review of strategic alternatives announced on July 30, 2024 (“Review”), including (i) the terms, structure, benefits and costs of any transaction that may result from the Review, (ii) the timing of any such transaction that may result from the Review and whether any such transaction will be consummated at all, (iii) the effect of the announcement of the Review on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (iv) risks related to the Review diverting management’s attention from our ongoing business operations, (v) the costs or expenses resulting from the Review, (vi) any litigation relating to the Review and (vii) the Review may not achieve some or all of any anticipated benefits of the Review; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; our association with the firearms industry; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the conflict in the Gaza strip, the COVID-19 pandemic or another pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2024 Annual Meeting of Stockholders, which was filed with the SEC on July 24, 2024, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.

Investor Contact:

Tyler Lindwall
Phone: 612-704-0147
Email: investor.relations@vistaoutdoor.com

Media Contact:

Eric Smith
Phone: 720-772-0877
Email: media.relations@vistaoutdoor.com